Mail Stop 3561

      							January 31, 2006
Via U.S. Mail and Fax (210.614.7264)
Mr. Antonio Estrada
Corporate Controller and Principal Financial Officer
ATSI Communications, Inc.
8600 Wurzbach, Suite 700W
San Antonio, TX 78240

	RE:	ATSI Communications, Inc.
      Form 10-KSB/A for the Fiscal Year Ended July 31, 2005
		Filed November 2, 2005

   	Form 10-Q for the Fiscal Quarter Ended October 31, 2005
      File No. 1-15687

Dear Mr. Estrada:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended July 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 17

Liquidity and Capital Resources, page 21

1. Please revise this discussion to disclose the specific components and amount of funds that you will need to continue operating for the next twelve months. Also discuss the impact on your liquidity of your default on the convertible debentures for non-payment of quarterly interest.

Consolidated Statement of Operations, page 27

2. Please revise your presentation to parenthetically disclose the amount of equity-related charge being excluded from the selling, general and administrative line item, for example, because it is presented as a separate line item.

Note 1 - Summary of Significant Accounting Policies, page 31

Note receivable, page 32

3. Please tell us why you have not recorded the note receivable from
Telemarketing de Mexico S.A. de C.V. on your balance sheet.

Note 4 - Notes Payable, page 35

4. Please tell us where the $514,000 in notes payable to Recap
Marketing and Consulting, LLP is presented on your balance sheet and the terms of their convertible features.

5. It appears that the conversion feature in your convertible debt with Franklin Cardwell and Jones, PC, meets the definition of an embedded derivative under paragraph 12 of SFAS 133 which should be separated from the debt host and accounted for at fair value, unless it meets the scope exception in paragraph 11(a). To determine whether the scope exception is met, the conversion feature should be analyzed under EITF 00-19.

	The first step in the analysis is to determine whether the
convertible debt meets 	the definition of a conventional
convertible
instrument in paragraph 4 of EITF 00-	19.  If it qualifies as a
conventional convertible instrument, the embedded 	conversion
option is not separated from the convertible debt.  However, if it
does 	not qualify as a conventional convertible instrument,
the
embedded conversion 	feature is required to be analyzed
further
under paragraphs 12-32 of EITF 00-19.

	It appears that your convertible debt is not a conventional
convertible instrument 	based on the conversion terms.  In this
regard, we note that your convertible debt 	has a conversion
provision that the notes have a conversion provision that entitles
	the holder at any time to convert all or any part of the
principal plus accrued 	interest into your common stock, at a per
share price equal to the amount 	converted divided by the
product
of (a) 0.90 times (b) the five-day average of the 	last sales
of
the common stock prior to the conversion day.  With regard to this
	provision, it appears that the convertible notes do not meet the
definition of 	conventional convertible debt in paragraph 4 of
EITF
00-19 since the debt is 	not convertible into a fixed number of
shares.  As a result, you are required to 	analyze further the
conversion feature under paragraph 12-32 of EITF 00-19.

	Based on further analysis under paragraphs 12-32 of EITF 00-
19,
we note that 	since the notes can be converted into 90% of the
lowest quoted closing bid price 	during the five trading days
immediately preceding the conversion date, it appears 	that the
number of shares that could be required to be delivered upon net-
share 	settlement is essentially indeterminate (paragraph 20 of
EITF 00-19). Accordingly 	net-cash settlement should be
assumed.
Therefore, it appears that you would be 	required to bifurcate
the conversion feature from the debt host and account for the
	feature as a derivative liability with changes in fair value
being recorded in the 	income statement.  Please revise or
advise.

6. Further, given that it appears that the number of shares that could be required to be delivered upon settlement of your convertible debentures is essentially indeterminate, it also appears that you can not conclude that you have sufficient shares authorized and unissued to net-share or physically settle your other derivative instruments.
Accordingly, net-cash settlement should be assumed. Therefore, it appears that you would also be required to account for your other derivative instruments (e.g., convertible preferred stock and warrants) as derivative liabilities with changes in fair value being recorded in the income statement. Please revise or advise. Also, we note the Series D and E Preferred Stocks are classified as a liability. Please confirm to us that the period-to-period changes in the fair value of these derivative instruments are recognized in your income statement. If not, tell us your basis for your accounting and include references to the appropriate accounting literature.

Note 6 - Gain on Disposal of Investment, page 36

7. Please tell us why it was appropriate to recognize a gain on the disposal of your investment in fiscal 2005 if the U.S. Bankruptcy
Court approved the sale of your subsidiaries on July 2, 2003 under Chapter 7.

Note 13 - Earnings (Loss) per Share, page 44

8. Please revise to complete your 2005 weighted average number of shares presentation. We note that your diluted earnings per share does not equal the amount presented on your statement of operations.
Please revise or advise.

Note 14 - Risks and Uncertainties and Concentrations, page 45

9. Please revise to disclose the impact of not meeting the concession requirements will have on your financial results.

Form 10-Q for the Fiscal Quarter Ended October 31, 2005

Note 2 - Stock-based Compensation, page 5

10. For options grant in the quarter ended October 31, 2005, please revise to determine the compensation expense related to these options based on the closing price of your common stock on each grant date.

Note 4 - Gain on Disposal of Investment, page 6

11. Please revise to present the gain on the discontinued operations in accordance with paragraph 44 of FAS 144. Also, revise to disclose terms of the sale.

Item 3. Controls and Procedures, page 13

12. Please tell us specifically what significant adjustments were proposed by the independent accounting firm and whether you recorded these adjustments. If the adjustments were not made, disclose the reasons why such adjustments were not required to be recorded. Also, tell us specifically what you are doing to improve controls and procedures.

* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,

								 /s/ Kyle Moffatt for

								Larry Spirgel
								Assistant Director
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Mr. Antonio Estrada
ATSI Communications, Inc.
January 31, 2006
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE